Exhibit 99.2

SR Telecom
Management Discussion and Analysis
of Financial Condition and Results of Operations

The management discussion and analysis (“MD&A”) which follows is provided to assist readers in their assessment and understanding of the financial position, consolidated results of operations and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the three and six month periods ended June 30, 2006. The following MD&A of financial position, cash flows and results of operations was prepared in accordance with generally accepted accounting principles in Canada and should be read in conjunction with SR Telecom’s December 31, 2005, annual MD&A and annual audited consolidated financial statements as well as the unaudited interim June 30, 2006, second quarter consolidated financial statements.

Forward-looking statements

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this MD&A describe the Corporation’s expectations on August 10, 2006. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risks factors discussed in this MD&A. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason.

Fresh start accounting

On November 30, 2005, pursuant to the terms of the Corporation’s 10% redeemable secured convertible debentures due October 15, 2011 (“Convertible Debentures”), $10.0 million principal amount of the Convertible Debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of Convertible Debentures held approximately 72.9% of the then outstanding common shares. Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Corporation. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also offers full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its wholly-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•
On July 5, 2006, SR Telecom announced the appointment of Serge Fortin, a telecom industry veteran with more than 30 years of executive management experience, as its new President and Chief Executive Officer, effective July 10, 2006. Mr. Fortin most recently served in an executive capacity at London, England-based FLAG Telecom, a part of the Reliance Group of Companies, a major corporation in India.

•
On June 26, 2006, the Corporation announced it had been awarded a new contract valued at $3.0 million for its SR500s point-to-multipoint fixed wireless access system from Iberinco, a leading engineering firm based in Spain. Deliveries are expected to begin in Q3 2006.

•
On May 31, 2006, SR Telecom announced the appointment of Marc Girard as Senior Vice President and Chief Financial Officer, effective August 10, 2006. Mr. Girard was most recently Vice President and Chief Financial Officer of Aeroplan Income Fund, a Canadian income trust listed on the Toronto Stock Exchange. Aeroplan is Canada’s largest loyalty management company.

•	On May 26, 2006, the Corporation announced the first order of a multi-year contract with Duke Energy for WiMAX. Shipments and deployment are scheduled to begin in Q3 of 2006.

•
On May 23, 2006, the Corporation announced that its symmetry MX solution received WiMAX Forum Certification.The WiMAX Forum Certification is awarded to sytems that meet or exceed the specifications outlined in the IEEE 802.16-2004 and ETSI HiperMAN standards.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of its customers, lenders and shareholders, attaining a satisfactory revenue level, continued sales to the its customers, a return to profitable operations and the ability to generate sufficient cash from operations. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

During the six months ended June 30, 2006, the following actions, aimed at addressing the uncertainties described above, occurred:

•	The Corporation completed a private placement and the concurrent conversion of convertible debentures, substantially de-leveraging its balance sheet.
•	The Corporation substantially completed its restructuring activities, resulting in a lower cost base that is consistent with its revenue potential.
•	The supply chain was re-established, allowing for substantially higher deliveries in the first half of 2006 compared to the same period last year.
•	Manufacturing activities were outsourced, increasing the Corporation’s cost competitiveness - this process was mostly completed at the end of June 2006.
•	SR Telecom achieved WiMAX Forum certification of its symmetry MX solution, marking a pivotal step towards executing on its plan focused on deploying its WiMAX technology.
•	The Corporation announced the appointments of a permanent CEO and a permanent CFO, completing its transition from the restructuring undertaken in the second quarter of 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Management believes that with the above actions and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to allow the Corporation to continue operating as a going concern.

SR Telecom Selected Consolidated Financial Data

	June 30, 2006	December 31, 2005
Consolidated Balance Sheets
Total assets	205,053	187,551
Long-term debt	85,198	129,498
Total liabilities	122,052	166,203
Capital stock	350,171	230,086
Shareholders' equity	83,001	21,348

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Consolidated Statement of Operations
Revenues	19,388	14,299	43,676	28,646
Restructuring, asset impairment and other charges	148	13,745	2,594	13,745
Operating loss from continuing operations	(16,863)	(24,190)	(27,201)	(34,497)
Loss from continuing operations	(17,397)	(27,122)	(31,481)	(40,547)
Earnings (loss) from discontinued operations	70	(3,555)	579	(3,896)
Net loss	(17,327)	(30,677)	(30,902)	(44,443)

Basic and diluted
Loss per share from continuing operations	(0.02)	(1.54)	(0.05)	(2.30)
Loss per share from discontinued operations	-	(0.20)	-	(0.22)
Net loss per share	(0.02)	(1.74)	(0.05)	(2.52)

Weighted average number of common shares oustanding	730,131	17,610	608,888	17,610
Dividends per common share	-	-	-	-

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

The following table outlines the breakdown of revenues from continuing operations by segment:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Wireless Telecommunication Products Business Segment	76.4%	67.0%	77.8%	65.6%
Telecommunications Service Provider Business Segment	23.6%	33.0%	22.2%	34.4%

Wireless Telecommunication Products revenue from continuing operations (“wireless revenue”) increased as a percentage of total revenue from 67.0% in the second quarter of 2005 to 76.4% in the second quarter of 2006 and from 65.6% in the first half of 2005 to 77.8% in the first half of 2006. This increase resulted from additional wireless product revenue in 2006 compared to 2005 as opposed to the relative stability in revenue experienced in the Telecommunications Service Provider segment in these same periods.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Discontinued operations

    Effective December 1, 2005, the Corporation sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations.

    The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment. The wireless segment results expressed in this MD&A do not include these discontinued operations and are presented on a continuing operations basis.

    The results of discontinued operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
		$	$
Revenue from discontinued operations	-	3,389	-	6,939
Pretax earnings (loss) from discontinued operations	70	(3,542)	579	(3,876)
Earnings (loss) from discontinued operations	70	(3,555)	579	(3,896)

In conjunction with the sale of its swing-related operations in December 2005, the Corporation signed an agreement with the Purchaser providing for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the second quarter of 2006, royalties of $0.1 million were earned ($0.6 million for the six months ended June 30, 2006).

    The cash flows from discontinued operations are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows (used in) provided by operating activities	-	(1,644)	-	154
Cash flows provided by investing activities	-	-	-	17
(Decrease) increase in cash and cash equivalents from discontinued operations	-	(1,644)	-	171

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Wireless Telecommunications Products Business Segment

(from continuing operations)
	2006		2005						2004
	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	14,818	19,165	5,638	4,677	10,315	27,872	9,580	9,213	15,595	24,259
Cost of revenue	15,345	15,052	4,773	7,736	12,509	18,811	7,829	8,263	13,571	16,577
Gross profit	(527)	4,113	865	(3,059)	(2,194)	9,061	1,751	950	2,024	7,682
Gross profit percentage	(4%)	21%	15%	(65%)	(21%)	33%	18%	10%	13%	32%
Operating loss from continuing operations	(17,661)	(11,536)	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)	(20,386)	(10,944)
Loss from continuing operations	(18,562)	(14,251)	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)	(33,367)	(6,044)

The Corporation’s sales cycles are long and difficult to predict. Results fluctuate from quarter to quarter depending on the timing of purchase orders, the bidding and winning of sales contracts, as well as other factors beyond the control of the Corporation. The Corporation markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance and general trend analysis is not an adequate indicator of future performance.

Results analysis - three months ended June 30, 2006 vs. three months ended June 30, 2005

A summary of the results of operations from continuing operations expressed as a percentage of revenue from continuing operations for the three months ended June 30, 2006 and 2005 follows:

	Three months ended June 30,
	2006	2005
Revenue	100%	100%
Cost of revenue	104%	82%
Gross profit	(4%)	18%
Agent commissions	1%	3%
Selling, general and administrative expenses	91%	80%
Research and development expenses, net	23%	31%
Restructuring, asset impairment and other charges	1%	144%
Total operating expenses	116%	258%
Operating loss from continuing operations	(120%)	(240%)
Finance charges, net	14%	18%
(Gain) loss on foreign exchange	(9%)	1%
Income tax expense	0%	1%
Loss from continuing operations	(125%)	(260%)

Revenue

Revenue from continuing operations by geographic area of operation, based on the location of SR Telecom’s customers, is as follows for the three months ended June 30, 2006 and 2005:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

	Revenue (in thousands)		Percent of Wireless Revenue
	2006	2005	2006	2005
Europe, Middle East and Africa	4,111	1,900	28%	20%
Asia	1,192	812	8%	9%
Latin America	8,769	6,257	59%	65%
Other	746	611	5%	6%
	14,818	9,580	100%	100%

Revenue across all geographic areas of operation increased in the second quarter of 2006 compared to the corresponding period last year. Revenue in Latin America in dollar terms increased from $6.3 million in the second quarter of 2005 to $8.8 million in the second quarter of 2006, primarily as a result of an equipment supply contract in Argentina and the ongoing realization of a major project in Mexico. However, revenue in Latin America as a percentage of wireless revenue decreased from 65% in the second quarter of 2005 to 59% in the second quarter of 2006. Revenue in Europe, Middle East and Africa in both dollar terms and as a percentage of wireless revenue increased from $1.9 million or 20% in the second quarter of 2005 to $4.1 million or 28% in the second quarter of 2006, primarily from an ongoing major project in Spain. Revenue in Asia increased in dollar terms from $0.8 million in the second quarter of 2005 to $1.2 million in the second quarter of 2006, but decreased in percentage terms from 9% in 2005 to 8% in 2006. A large part of the increase in dollar terms relates to equipment sales in Indonesia in the second quarter of 2006 which were not present in the second quarter of 2005.

For the three months ended June 30, 2006, equipment revenue increased by 60% to $13.0 million from $8.2 million for the three months ended June 30, 2005. This increase is attributable to the continued effects of increased supplier credit and production ramp-up that began in the latter half of the first quarter of 2006 following the results of the financing obtained from the private placements in February 2006. However, equipment revenue in the second quarter of 2006 was negatively impacted by longer delays than expected in transitioning our manufacturing operations to a contract manufacturer as well as parts availability on long lead time items causing production slow downs during the first half of 2006. Revenue was also impacted by penalties of $1.9 million that were incurred on some major contracts as a result of late deliveries. Service revenue increased slightly from $1.4 million in the second quarter of 2005 to $1.8 million in the second quarter of 2006, mainly as a result of an increase in repair services.

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the three months ended June 30, 2006 is as follows:

			Percent of
		Revenue	Wireless
		(in 000's)	Revenue
Siemens S.A.	Spain	1,971	13%
Techtel LMDS Comunicaciones	Argentina	2,912	20%
AXTEL S.A. de CV	Mexico	4,591	31%
Total		9,474	64%

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the three months ended June 30, 2005 is as follows:

			Percent of
		Revenue	Wireless
		(in 000's)	Revenue
Telefonos de Mexico, S.A. de CV (Telmex)	Mexico	5,038	53%
Total		5,038	53%

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Gross profit as a percentage of revenue decreased to negative 4% in the second quarter of 2006 from 18% in the second quarter of 2005. The principal drivers of the fluctuations in equipment gross margin are the level of revenue as well as the customer and sales mix. Equipment gross profit in dollar terms amounted to negative $0.8 million. This negative margin is partly attributable to late delivery penalties of $1.9 million recorded in the second quarter of 2006 due to a combination of factors such as implementation ramp-up at the outsource manufacturer, capacity constraints at another outsource manufacturer and supply chain management transition. In addition, the negative margin was also impacted by an inventory adjustment of $0.5 million that resulted from the transition of our manufacturing operations, as well as unabsorbed overhead costs in our own factory during the first half of the quarter as the manufacturing transition was taking place. Services gross profit decreased to $0.3 million in the second quarter of 2006 from $0.9 million in the second quarter of 2005, primarily due to losses on two projects in Mexico in the amount of $0.2 million and increased project services in 2006 compared to repair services in 2005, which typically have higher margins.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners. Management throughout the Corporation have confirmed to the senior management the Company’s compliance with the Foreign Corrupt Practices Act of the United States.

Agent commissions as a percentage of revenue decreased to 1% or $0.1 million in the three months ended June 30, 2006, from 3% or $0.3 million in the three months ended June 30, 2005. The decrease in commissions as a percentage of revenue is a function of a change in sales mix.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses increased by $5.9 million to $13.5 million in the second quarter of 2006 compared to $7.6 million in the second quarter of 2005. This was attributable to higher depreciation expense of $2.1 million mainly relating to an increase in the value of technology and customer relationship assets with the adoption of fresh start accounting. Also affecting SG&A was the issuance of 2,769,576 common shares to our Interim President and Chief Executive Officer resulting in compensation expense of $1.6 million, including all applicable taxes, as well as higher professional fees of approximately $1.0 million resulting from consulting and legal expenses pertaining to, among others, the outsourcing of manufacturing.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of refundable government investment tax credits associated with these activities. The Company has focused its innovation activities on pre-WiMAX and WiMAX product development.

Research and development expenses increased by $0.4 million to $3.4 million in the second quarter of 2006 from $3.0 million in the second quarter of 2005. This increase resulted from special incentive bonuses paid to employees that were relocated to Montreal in the summer of 2004. These special incentive bonuses are earned if the employee stayed with the Corporation for a period of between 23 to 29 months.

Restructuring, Asset Impairment and Other Charges

During the second quarter of 2006, restructuring charges of $0.1 million were incurred. These charges were accrued for as a result of a reduction in expected sub-lease revenue related to a Montreal facility that was vacated in late 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Finance Charges

Finance charges were $2.2 million in three months ended June 30, 2006, an increase of $0.5 million when compared to $1.7 million in the three month period ended June 30, 2005. The Corporation has incurred interest costs of $2.3 million in the second quarter of 2006 relating to the long-term credit facility that was put into place in the second quarter of 2005. Finance charges of $0.1 million in the second quarter of 2006 continued to be accrued on outstanding convertible redeemable secured debentures bearing interest at 10% of $2.4 million plus accretion as at June 30, 2006 ($65.4 million prior to the conversion of $58.4 million and $4.2 million in February 2006 as well as other conversions of debentures in the second quarter of 2006). These charges were offset by interest income earned on existing cash balances. The interest expense in the second quarter of 2005 predominantly related to interest charges of $1.5 million on SR Telecom’s then outstanding senior unsecured debentures of $71.0 million bearing interest at 8.15% prior to the closing of the debenture exchange in the third quarter of 2005.

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars and Euros. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange gain of $1.3 million in the three months ended June 30, 2006, compared to a foreign exchange loss of $0.1 million in the three months ended June 30, 2005. The foreign exchange gain in the second quarter of 2006 is primarily related to the effect of the increasing value of the Canadian dollar versus the US dollar on the US dollar denominated credit facility. This amount was offset by the effect on the Corporation’s US dollar receivables. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax recovery in the second quarter of 2006 amounted to nil due to favorable capital tax adjustments, compared to income tax expense of $0.1 million in the second quarter of 2005, primarily reflecting federal capital tax accruals during this period.

Backlog

Backlog at the end of the second quarter of 2006 stood at $28.6 million, the majority of which will be delivered in the third quarter of 2006, up from $28.2 million at the end of 2005 but down from $32.8 million at the end of the first quarter of 2006. The Corporation’s current backlog is comprised of many short-term orders that turn over quickly and includes purchase orders received from committed deliveries.

Results analysis - six months ended June 30, 2006 vs. six months ended June 30, 2005

A summary of the results of operations from continuing operations expressed as a percentage of revenue from continuing operations for the six months ended June 30, 2006 and 2005 follows:

	Six months ended June 30,
	2006	2005
Revenue	100%	100%
Cost of revenue	89%	86%
Gross profit	11%	14%
Agent commissions	1%	4%
Selling, general and administrative expenses	70%	81%
Research and development expenses, net	19%	35%
Restructuring, asset impairment and other charges	7%	73%
Total operating expenses	97%	193%
Operating loss from continuing operations	(86%)	(179%)
Finance charges, net	16%	17%
(Gain) loss on foreign exchange	(5%)	2%
Income tax expense	0%	1%
Loss from continuing operations	(97%)	(199%)

Revenue

Revenue from continuing operations by geographic area of operation, based on the location of SR Telecom’s customers, is as follows for the six months ended June 30, 2006 and 2005:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

	Revenue (in thousands)		Percent of Wireless Revenue
	2006	2005	2006	2005
Europe, Middle East and Africa	9,075	5,916	27%	31%
Asia	6,482	2,891	19%	15%
Latin America	16,608	8,195	49%	44%
Other	1,818	1,791	5%	10%
	33,983	18,793	100%	100%

Revenue in Latin American in dollar terms and as a percentage of wireless revenue increased substantially from $8.2 million or 44% in the six months ended June 30, 2005, to $16.6 million or 49% in the six months ended June 30, 2006, primarily due to the continued realization of large projects in Mexico. Revenue in Asia in dollar terms and as a percentage of wireless revenue increased from $2.9 million or 15% in the first half of 2005 to $6.5 million or 19% in the first half of 2006, primarily due to equipment sales and a service contract in Bangladesh, which was not present in 2005. Revenue in Europe, Middle East and Africa in dollar terms increased from $5.9 million in the first half of 2005 to $9.1 million in the first half of 2006, but decreased in percentage terms from 31% in the first half of 2005 to 27% in the first half of 2006. The increase in dollar terms is primarily attributable to increased revenues arising from a major project in Spain.

For the six months ended June 30, 2006, equipment revenue almost doubled to $30.6 million from $15.4 million for the six months ended June 30, 2005. This increase is attributable to the effects of increased supplier credit and production ramp-up following the results of the financing obtained from the private placements in February 2006. The lower revenue levels in the first six months of 2005 were a function of longer delays than anticipated in finalizing the credit facility and reduced supplier credit. Subsequent to the finalization of the private placement in February, the Corporation was able to obtain increased supplier credit, but long lead time items on procurement continued to impact results. Service revenue remained relatively stable at $3.3 million in both the first half of 2006 and 2005 as the Corporation maintains its focus on equipment sales.

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the three months ended June 30, 2006 is as follows:

			Percent of
		Revenue	Wireless
		(in 000's)	Revenue
Square Informatrix Ltd	Bangladesh	3,964	11%
Siemens S.A.	Spain	4,009	12%
AXTEL S.A. de CV	Mexico	6,036	18%
Telefonos de Mexico, S.A. de CV (Telmex)	Mexico	6,480	19%
Total		20,489	60%

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the three months ended June 30, 2005 is as follows:

			Percent of
		Revenue	Wireless
		(in 000's)	Revenue
Siemens S.A.	Spain	2,214	12%
Telefonos de Mexico, S.A. de CV (Telmex)	Mexico	5,038	27%
Total		7,252	39%

Gross Profit

Gross profit as a percentage of revenue decreased to 11% in the first half of 2006 from 14% in the first half of 2005. The principal drivers of the fluctuations in equipment gross margin are the level of revenue as well as the product and customer sales mix. Equipment gross profit in dollar terms increased to $3.4 million in the first half of 2006 from $0.8 million in the first half of 2005. The equipment gross profit increase in 2006 compared to 2005 is mainly attributable to higher sales volume, variations in sales mix with increased higher margin product sales as well as significantly lower unabsorbed overhead costs, partially offset by an inventory adjustment of $0.5 million and late delivery penalties of $1.9 million recorded in the second quarter of 2006. In the first half of 2005 higher unabsorbed costs occurred as a result of low production levels and delays associated with the restarting of the Corporation’s supply chain. Services gross profit decreased to $0.2 million in the first half of 2006 from $1.9 million in the first half of 2005, which was largely attributable to losses incurred on the service portion of a couple of large projects in Latin America as well as lower margins realized on service contracts in general as the Corporation continues to focus on equipment sales.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent Commissions

Agent commissions as a percentage of revenue decreased to 1% or $0.2 million in the six months ended June 30, 2006, from 4% or $0.8 million in the six months ended June 30, 2005. The decrease in commissions as a percentage of revenue is a function of a change in sales mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $8.4 million to $23.7 million in the first half of 2006 compared to $15.3 million in the first half of 2005. This was attributable to higher depreciation expense of $4.0 million mainly relating to an increase in the value of technology and customer relationship assets with the adoption of fresh start accounting. The Corporation’s intangible assets increased by $36.9 million to $42.6 million thereby increasing depreciation expense. Also affecting SG&A was the issuance of 2,769,576 common shares to our interim President and CEO, resulting in compensation expense of $1.6 million, including all applicable taxes, as well as higher professional fees of approximately $1.6 million resulting from consulting and legal expenses pertaining to, among others, the North San Jose lease negotiation and consulting fees associated with the decision to outsource manufacturing operations.

Research and Development Expenses

Research and development expenses decreased slightly by $0.2 million to $6.3 million in the first half of 2006 from $6.5 million in the first half of 2005. This decrease resulted from the fact that the Corporation commenced the ramp up of its research and development plan subsequent to the receipt of funds from the private placements, partially offset by special incentive bonuses paid to employees.

Restructuring, Asset Impairment and Other Charges

During the first half of 2006, restructuring charges of $2.6 million were incurred.

    These charges were comprised of $1.2 million of severance and termination benefits in relation to the Corporation’s ongoing efforts to reduce its cost structure. These costs primarily related to the Corporation’s decision to outsource its manufacturing as well as to a reduction of 5 employees in the France subsidiary. In total, 74 employees were terminated of which 61 pertained to the Corporation’s decision to outsource manufacturing operations of its non-WiMAX products.

    Pursuant to the Corporation’s decision to outsource its manufacturing operations of non-WiMAX products, the Corporation agreed to sell certain manufacturing assets with a carrying value of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded in the first quarter of 2006. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations.

    In addition, during the second quarter of 2006, $0.1 million was accrued for a reduction in expected sub-lease revenue related to a Montreal facility that was vacated in late 2005.

    During the second quarter of 2005, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory in the amount of $16.8 million offset by an inventory provision of $3.1 million comprised mostly of raw materials and repair stock was written off or written down to its estimated net realizable value. The inventory affected was primarily located in Canada.

Finance Charges

Finance charges were $5.2 million in the six months ended June 30, 2006, an increase of $1.9 million when compared to $3.3 million in the six month period ended June 30, 2005. The Corporation incurred interest costs of $4.5 million in the first half of 2006 relating to the long-term credit facility that was put into place in the second quarter of 2005. Finance charges of $0.9 million in the first half of 2006 continued to be accrued on outstanding convertible redeemable secured debentures bearing interest at 10% of $2.4 million as at June 30, 2006 ($65.4 million prior to the conversion of $58.4 million and $4.2 million in February 2006 as well as other conversions of debentures in the second quarter of 2006). These charges were offset by interest income earned on existing cash balances. The interest expense in the first half of 2005 predominantly related to interest charges of $2.9 million on SR Telecom’s senior unsecured debentures of $71.0 million bearing interest at 8.15% prior to the closing of the debenture exchange in the third quarter of 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Foreign Exchange

The Corporation had a foreign exchange gain of $1.7 million in the six months ended June 30, 2006, compared to a foreign exchange loss of $0.3 million in the six months ended June 30, 2005. The foreign exchange gain in the second quarter of 2006 is primarily related to the effect of the increasing value of the Canadian dollar versus the US dollar on the US dollar denominated credit facility. This amount was offset by the effect on the Corporations US dollar receivables. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax expense in the first half of 2006 and the first half of 2005 primarily reflect federal capital tax accruals during these periods.

Telecommunications Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flows. SR Telecom believes that increased revenue from the installation of more lines for voice and high speed Internet using the symmetry technology and the access charge increases has contributed to this objective.

	2006		2005						2004
	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3
Net revenue	4,570	5,123	1,734	3,041	4,775	4,776	4,719	5,134	4,278	4,660
Operating expenses	3,772	3,925	1,446	3,326	4,772	5,503	5,908	4,725	4,398	4,646
Operating income (loss)	798	1,198	288	(343)	(55)	(819)	(1,260)	350	(120)	14
Net income (loss)	1,165	167	(14)	(687)	(701)	(8)	(2,243)	(879)	(6,758)	1,494

Results analysis - three months ended June 30, 2006 vs. three months ended June 30, 2005

Net revenue

CTR’s net revenue decreased slightly to $4.6 million in the second quarter of 2006 from $4.7 in the second quarter of 2005. Net revenue in Chilean peso terms also decreased slightly to 2.1 billion pesos in the second quarter of 2006 from 2.2 billion pesos in the second quarter of 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. The slight decrease in net revenue is primarily attributable to lower traffic in rural areas due to the growth of cellular services and competition, partially offset by lower traffic costs.

Operating Expenses

Operating expenses consist of employee compensation costs, travel and related expenses, as well as wire support and maintenance, professional fees and expenses.

Operating expenses amounted to $3.8 million in the second quarter of 2006 compared to $6.0 million in the second quarter of 2005. In Chilean peso terms, operating expenses amounted to 1.5 billion pesos in the second quarter of 2006 compared to 2.6 billion pesos in the second quarter of 2005. The expansion of the urban wireless telecommunications service in several cities in Chile (“urban initiative”) slightly increased operating expenses, however, these were offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 1, 2005, which resulted in a decrease in the book value of the telecommunications network equipment. The significant decrease in operating expenses is further attributable to the fact that operating expenses in the second quarter of 2005 included professional and legal fees of approximately $1.0 million relating to the renegotiation of the CTR loans for an extended period of three years.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Finance Charges

Finance charges for the second quarter of 2006 increased to $0.9 million from $0.7 million in the second quarter of 2005. This increase can be mainly attributable to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

Foreign Exchange

The foreign exchange gain of $1.3 million in the second quarter of 2006, compared to the foreign exchange loss of $0.2 million in the second quarter of 2005 is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US dollar denominated debt.

Results analysis - six months ended June 30, 2006 vs. six months ended June 30, 2005

Net revenue

CTR’s net revenue decreased slightly to $9.7 million in the six months ended June 30, 2006 from $9.9 million in the six months ended June 30, 2005. Net revenue in Chilean peso terms also decreased slightly to 4.5 billion pesos in the six months ended June 30, 2006 from 4.6 billion pesos in the six months ended June 30, 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. This slight decrease in net revenues is primarily attributable to lower traffic in rural areas due to the growth of cellular services and competition, partially offset by lower traffic costs.

Operating Expenses

Operating expenses decreased to $7.7 million in the six months ended June 30, 2006 from $10.8 million in the six months ended June 30, 2005. In Chilean peso terms, operating expenses stood at 3.0 billion pesos in the six months ended June 30, 2006 compared to 4.8 billion pesos in the six months ended June 30, 2005. The expansion of the urban wireless telecommunications service in several cities in Chile (“urban initiative”) slightly increased operating expenses, however, these were offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 1, 2005, which resulted in a decrease in the book value of the telecommunications network equipment. The significant decrease in operating expenses is further attributable to the fact that operating expenses in the first half of 2005 included professional and legal fees of approximately $1.0 million relating to the renegotiation of the CTR loans for an extended period of three years.

Finance Charges

Finance charges for the first half of 2006 increased to $1.8 million from $1.4 million in the first half of 2005. This increase can be mainly attributed to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

Foreign Exchange

The foreign exchange gain of $1.2 million in the first half of 2006, compared to the foreign exchange loss of $0.8 million in the first half of 2005 is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Cash Equivalents

The consolidated cash, including restricted cash, increased to $21.2 million as at June 30, 2006 from $10.2 million as at December 31, 2005. The increase is a result of funds issued under the private placement, offset by cash used to fund operations and working capital requirements. Pursuant to the monetization of our current working capital and combined with cash from financing and operations, SR Telecom believes it will have sufficient cash and cash equivalents and short-term investments going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Accounts Receivable

The accounts receivable balance increased to $46.9 million as at June 30, 2006 from $33.0 million as atDecember 31, 2005. This increased is attributable to an increase in sales volumes in the second quarter of 2006 as compared to the fourth quarter of 2005.

The accounts receivable balance at June 30, 2006 includes a balance of $5.5 million ($5.5 million at December 31, 2005) less an allowance for doubtful accounts of $3.5 million ($3.7 million at December 31, 2005) related to an accounts receivable from Teleco de Haiti. In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. In the third quarter of 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million. In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti has not agreed to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case has returned to litigation. At this point in time, management believes that no additional provision is necessary.

Inventory

The inventory balance decreased to $30.1 million as at June 30, 2006 from $30.9 million as at December 31, 2005. The decrease in inventory is largely the result of an increase in sales volumes in the second quarter of 2006 and the commencement of the consumption of the Corporation’s inventory as our contract manufacturers assume our supply chain. As part of the Corporation’s decision to outsource its manufacturing operations, the Corporation believes that it will reduce its inventory balances in 2006

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. To use the recorded investment tax credits of $4.6 million at June 30, 2006, future taxable income from operations or tax planning strategies of approximately $13.8 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 4 to 9 years.

Intangible Assets

The intangible assets included on the balance sheet relate to backlog and related customer relationships as well as the symmetry technology in the amount of $37.6 million. The Corporation is amortizing the intangible assets over their estimated useful lives of 5 years.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $1.0 million in the second quarter of 2006 compared to $0.4 million in the second quarter of 2005. CTR’s property, plant and equipment additions were $1.8 million in the six months ended June 30, 2006 compared to $0.9 million in the six months ended June 30, 2005. These expenditures related principally to existing network upgrades and enhancements. Wireless product additions relate to ongoing capital requirements and were $0.8 million in the second quarter of 2006 compared to $0.1 million in the second quarter of 2005. Wireless product additions were $1.0 million in the six months ended June 30, 2006 compared to $0.3 million in the six months ended June 30, 2005. SR Telecom presently has no material commitments for capital expenditures other than further expansion of the Chile urban network, which is estimated at approximately $1.7 million for the remainder of 2006.

Other Assets

Other assets included in the balance sheet at June 30, 2006, amounting to $2.2 million, are comprised of costs incurred for the establishment of the credit facility in the amount of $1.2 million and amounts relating to commitment and payout fees. Incurred in June 2005, the Corporation is amortizing these costs over the term of its current loan agreement.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities decreased to $35.3 million as at June 30, 2006, from $35.6 million as at December 31, 2005. The decrease in trade payables and accrued liabilities is mainly attributable to settlements of old accounts payable as a result of the financing obtained from the private placements, partially offset by increased supplier credit.

Long-Term Debt and Shareholders’ Equity

(in 000’s)	June 30	December 31,
	2006	2005
Lease liability	-	4,197
Long-term liability	1,673	1,749
Long-term credit facility	48,072	47,862
Debentures	270	270
Convertible debentures	2,512	40,630
Long-term debt	32,671	34,790
Equity component of convertible debentures	1,008	27,785
Shareholders’ equity	83,001	21,348

Lease Liability

The lease liability as at December 31, 2005 primarily related to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003. This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, and as a result, increased the liability by $1.6 million in 2004 through eliminating the effect of the expected sub-lease revenue.

As of the second quarter of 2005, the Corporation stopped making its lease payments. In 2005, the landlord of the lease, North San Jose Interests filed a lawsuit against SR Telecom, USA Inc. seeking payment for rent and damages. On January 13, 2006, the Corporation reached a US$3.6 million settlement including transaction costs for the lease liability claims by North San Jose Interests in the amount of $6.9 million (US$5.9 million). As at December 31, 2005, the Corporation recorded a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable. This settlement was paid in the first quarter of 2006.

Long-Term Liability

As at June 30, 2006 and December 31, 2005, the long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflects the effects of foreign exchange.

Long-Term Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. All four tranches of US$15.9 million, US$11.9 million, US$7.9 million and US$3.9 million were available during the fourth quarter of 2005 and were fully drawn as at June 30, 2006 and December 31, 2005 in the amount of US$39.6 million. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in cash after October 1, 2006, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the Credit Facility as at June 30, 2006 in the amount of $3.9 million ($1.6 million as at December 31, 2005). In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lender, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Long-Term Debt, Debentures and Convertible Redeemable Secured Debentures

The Corporation and the debenture holders entered into an agreement to exchange the then outstanding 8.15% debentures and accrued interest thereon into Convertible Debentures. On August 24, 2005, the debenture exchange closed where all but face value of $270,000 of the 8.15% debentures were exchanged for $75.6 million, face value of Convertible Debentures.

The Convertible Debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principle amount of Convertible Debentures, representing a conversion price of approximately $0.217 per common share. Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional Convertible Debentures. The Convertible Debentures are secured as a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and are subordinate to the security of the credit facility.

In accordance with GAAP, the Convertible Debentures are accounted for in accordance with their substance and are presented in their component parts of debt and equity, measured at their respective fair values. As at June 30, 2006, the debt component is $2.5 million ($40.6 million as at December 31, 2005), including $1.0 million of accreted interest ($0.7 million as at December 31, 2005) plus interest paid in kind in the amount of $0.2 million ($2.3 million as at December 31, 2005) and the equity component is $1.0 million ($27.8 million as at December 31, 2005).

During the three months ended June 30, 2006, the Corporation converted approximately $0.4 million of Convertible Debentures and accrued interest payable in kind thereon into 1,763,286 common shares which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

On February 2, 2006, the Corporation converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. In addition, on February 27, 2006, the Corporation converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place in the first quarter of 2006. During the three months ended March 31, 2006, the conversion of $62.6 million of Convertible Debentures into common shares resulted in the reclassification of $36.0 million from the debt component and $26.6 million from the equity component to capital stock.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of June 30, 2006, a principal amount of US$29.1 million (US$29.5 million as at December 31, 2005) was outstanding. During the second quarter of 2005, SR Telecom and the CTR lenders re-negotiated and agreed on the maturity and payment terms of the loan to extend the maturity to May 17, 2008. The interest rate is at LIBOR plus 4.5%, plus 1% per year, payable at maturity. The Corporation continues to guarantee the performance of the obligations of CTR to the lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with the Convertible Debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. In addition, the CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date as there may be a default by SR Telecom under its new Credit Agreement or upon an insolvency or bankruptcy of the Corporation. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

Counterparties for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until June 30, 2006. In accordance with generally accepted accounting principles, the notes are classified as current liabilities. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Shareholder’s Equity

	June 30, 2006	December 31, 2005
	$	$
Authorised
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
730,623,484 common shares (65,666,961 common shares as at December 31, 2005)	350,171	230,086
Equity component of convertible redeemable secured debentures	1,008	27,785
Contributed surplus	212	-

During the three months ended June 30, 2006, the Corporation converted $0.4 million of Convertible Debentures and accrued interest payable in kind thereon into 1,763,286 common shares.

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Share issue costs amounted to $1.0 million. Furthermore, during the three-months ended March 31, 2006, additional Convertible Debentures and accrued interest payable in kind thereon were converted into 89,269 common shares.

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants with an exercise price of $10 per common share, expiring on July 18, 2008, remain issued and outstanding.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan was approved by the shareholders of the Corporation at the Annual General Meeting held on June 8, 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over 4 years and expire 7 years from the grant date. All stock options granted to directors under this plan vest over 1 year and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. On April 3, 2006, 14,917,000 stock options were granted to employees and directors at an exercise price of $0.32. In addition, on June 1, 2006, the Corporation granted 1,100,000 stock options at an exercise price of $0.41.

As at June 30, 2006, the Corporation’s outstanding number of stock options was 15,946,080 of which 183,180 stock options are exercisable. For the three and six month periods ended June 30, 2006, $0.2 million of compensation expenses ($0.1 million for the three and six month periods ended June 30, 2005) was included in selling, general and administrative expenses in the consolidated statement of operations.

In addition, as per the terms of the agreement reached with BlueTree Advisors, the Corporation undertook to issue common shares to its Interim President and Chief Executive Officer on July 24, 2006. At the General Annual Meeting held on June 8, 2006, the shareholders of the Corporation approved the issuance of 2,769,576 common shares to its Interim President and Chief Executive Officer effective July 24, 2006. Compensation expense of $1.6 million, including $0.5 million for all applicable taxes, was accrued for at June 30, 2006 and is included in selling, general and administrative expenses in the consolidated statement of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Off-Balance Sheet and Banking Arrangements

       In January 2006, the Corporation secured new banking arrangements. Currently, the Corporation still has approximately $1.0 million in outstanding performance bonds issued under a facility with our previous bank. These will remain outstanding with this bank until maturity. The Corporation has cash collateral for bonding facilities in the amount of $10.1 million as at June 30, 2006 ($0.7 million as at December 31, 2005). Amounts outstanding under these facilities amounted to $3.6 million as at June 30, 2006 ($2.0 million as at December 31, 2005).

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Pursuant to the sale of substantially all of the assets and the operations of its subsidiary in France and its Australian subsidiary, SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of € 0.8 million. No provision has been recorded in relation to this potential indemnity.

Related Party Transactions

SR Telecom has entered into various transactions with prior members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

Cash Flows

For the three months ended June 30, 2006, cash flows used in continuing operations totaled $16.0 million compared to cash flows used in continuing operations of $6.5 million for the three months ended June 30, 2005. This is mainly attributable to an increased loss from continued operations when excluding non-cash restructuring costs of $16.6 million in the second quarter of 2005. For the six months ended June 30, 2006 cash flows used in continuing operations totaled $35.2 million compared to cash flows used in continuing operations of $4.4 million for the six months ended June 30, 2005. This is the result of an increase in working capital requirements in the first half of 2006 of $13.0 million related to an increase in accounts receivable, compared to a decrease in working capital in the first half of 2005 that was a function of the collection of accounts receivable during that period.

For the three months ended June 30, 2006, cash flows used in continuing financing activities amounted to $0.6 million, primarily reflecting the repayment of long-term debt, compared to cash flows provided by continuing financing activities of $8.0 million for the three months ended June 30, 2005, due to borrowings against the credit facility, partially offset by an increase in other assets in the second quarter of 2005 as a result of the deferral of professional fees and the capitalization of financial costs arising from the establishment of the credit facility. For the six months ended June 30, 2006, cash flows provided by continuing financing activities amounted to $48.6 million, primarily arising from the private placements issued in February 2006, compared to cash flows provided by continuing financing activities of $6.3 million for the six months ended June 30, 2006, mainly arising from borrowings against the credit facility, partially offset by the deferral of professional fees and the capitalization of financial costs arising from the establishment of the credit facility.

For the three months ended June 30, 2006, cash flows used in continuing investing activities amounted to $10.9 million, compared to cash flows provided by continuing investing activities of nil for the three months ended June 30, 2005. This is primarily attributable to an increase in restricted cash in the second quarter of 2006. For the six months ended June 30, 2006, cash flows used in continuing investing activities amounted to $11.8 million compared to cash flows used in continuing investing activities of $1.4 million for the same period last year largely as a result of the same factors impacting the quarter over quarter cash flows from continuing investing activities.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Future Outlook

Our focus on the first half of 2006 has been to further our restructuring efforts, to re-establish our supply chain and to concentrate on our core competencies. We have worked closely with our customers in order to strengthen those relationships and have continued with the development of our WiMAX technology. Our revenues have grown over the levels experienced in the prior year, but were still lower than our expectations. Our current focus is to streamline our outsourced manufacturing operations, to re-establish a predictable supply chain and to grow our backlog through the continued development of significant customer relationships and the establishment of new customers. At the same time we will increase our R&D efforts on WiMAX to solidify our position in the marketplace as a technology leader.

In the second half of 2006, we believe that our revenue will increase over the first and second quarters of 2006. This is predominantly due to the fact that the transition of our outsource manufacturing will have been completed and that many of the difficulties that we have had with long lead time items and supply chain issues will be resolved. Revenue in the second quarter was reduced by $1.9 million in penalties that were incurred due to shipment delays as a result of these issues. Penalties are expected in the third quarter as well, but at a lower amount as the supply chain is re-established and the manufacturing is streamlined. Gross profit is expected to improve both as a result of the increase in volume and as a result of the fact that a number of the issues that affected the second quarter gross profit related to the transition of the manufacturing operations are not expected to be incurred in the third or fourth quarters.

On a quarterly basis, subsequent to the adoption of fresh start accounting, our SG&A expenses have increased by $2.1 million in depreciation expense. As a result of this non-cash item, SG&A expenses are expected to continue to be higher than in the prior years, as previous results do not include this amount. However it is expected that they will be lower than in the second quarter due to the fact that certain one time costs such as compensation expense relating to the shares issued to our interim president and chief executive officer and other legal and consulting fees associated with the outsourcing are not expected to recur.

Research and development expenses are expected to increase in the second half of the year as additional efforts and resources are allocated to WiMAX and pre-WiMAX products.

Overall, we expect the second half of 2006 to be an improvement over the first half. The increase in revenue and gross margin, coupled with the decrease expected in SG&A and slight increase in R&D expenses should decrease the loss that was experienced in the first half of the year.

With respect to CTR, in peso terms, net revenue is expected to increase in the third quarter of 2006 due to the effect of the increase in new high speed Internet access lines as well as the new high speed Internet service for the satellite network. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the third quarter of 2006 as was experienced in the second quarter of 2006. Overall, this is expected to result in a slight increase in income in CTR in the third quarter.

Risks and Uncertainties

SR Telecom is subject to several risks and uncertainties that could impact its business, financial condition or results of operations. Refer to SR Telecom’s annual MD&A for discussions of such risks and uncertainties. The risks and uncertainties described in the annual MD&A are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783